WesMark Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA 15222-3779

To the Board of Trustees of the WesMark Funds:

Portfolios of WesMark Funds			File No.

WesMark West Virginia Municipal Bond Fund	811-07925
WesMark Growth Fund				811-07925
WesMark Balanced Fund				811-07925
WesMark Bond Fund				811-07925


We have examined management's assertion about the WesMark Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 10, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of June 10, 1999, and with respect to agreement of security purchases and sales, for the period from May 14, 1999 (the date of our last examination) through June 10, 1999:

1.	Confirmation of all securities held by the Federal
Reserve Book Entry System (FED) and/or by The
Depository Trust Company (DTC);

2.	Confirmation of all securities hypothecated, pledged,
placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

3.	Reconciliation of all such securities to the books and
records of the Funds and the Custodian; and

4.	Agreement of a total of 20 security purchases and a
total of 20 security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that WesMark Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 10, 1999 with respect to securities reflected in the investment account of the WesMark Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the WesMark Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP


June 25, 1999